Citizens & Northern Corporation

90-92 Main Street, P.O. Box 58

Wellsboro, Pennsylvania 16901

April 22, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re: Citizens & Northern Corporation (the "Company")

Registration Statement on Form S-4

File No. 333-237591

Ladies and Gentlemen:

The undersigned hereby requests, pursuant to Rules 460 and 461(a) promulgated under the Securities Act of 1933, as amended, that the above-referenced Registration Statement on Form S-4 (File No. 333-237591) (the “Form S-4”) of the Company be declared effective at 2:00 p.m., New York City time, on Friday, April 24, 2020 or as soon thereafter as is practicable. We respectfully request that we be notified of such effectiveness by a telephone call to Charles J. Ferry of Stevens & Lee, P.C. at (717) 255-7380 and that such effectiveness also be confirmed in writing to the addressees listed on the cover page of the Form S-4.

Very truly yours,

Citizens & Northern Corporation

By:	/s/ Mark A Hughes
	Name:	Mark A. Hughes
	Title:	Treasurer and Chief Financial Officer

cc:	J. Bradley Scovill, Citizens & Northern Corporation
Charles F. Ferry, Esq., Stevens & Lee, P.C.
Eric Envall, Esq., U.S. Securities and Exchange Commission